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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lincoln Investment Planning, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Office Center Drive Suite 300
(No. and Street)

Fort Washington	PA	19034
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Mendelson (215) 886-7844
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mitchell & Titus, LLP
(Name – *if individual, state last, first, middle name*)

1818 Market Street	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

PM

GA

RMS

OATH OR AFFIRMATION

I, Paul Mendelson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lincoln Investment Planning, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Nancy L. Heffner, Notary Public
Upper Dublin Twp., Montgomery County
My Commission Expires Dec. 30, 2019
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LINCOLN INVESTMENT PLANNING, LLC AND SUBSIDIARIES
Consolidated Statement of Financial Condition
Year Ended December 31, 2017

TABLE OF CONTENTS

MITCHELL TITUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Lincoln Investment Planning, LLC

Opinion on Consolidated Statement of Financial Condition

We have audited the accompanying consolidated statement of financial condition of Lincoln Investment Planning, LLC and Subsidiaries (the Company) as of December 31, 2017. In our opinion, the consolidated statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

Mitchell & Titus, LLP

February 28, 2018

We have served as the Company's auditor since 2010.

1818 Market Street
Philadelphia, PA 19103
T +1 215 561 7300
F +1 215 569 8709
mitchelltitus.com

LINCOLN INVESTMENT PLANNING, LLC AND SUBSIDIARIES
Consolidated Statement of Financial Condition
December 31, 2017

ASSETS	
Cash	$ 16,315,171
Cash–segregated under Federal and other regulations	24,158,024
Commissions receivable	6,995,373
Fees receivable	2,278,226
Advances to financial representatives, net of provision for doubtful accounts of $1,151	2,754,176
Receivables from customers	385,166
Receivables from providers	289,153
Receivable from affiliates	922,900
Prepaid expenses	2,755,505
Notes receivable from financial representatives and others, net of provision for doubtful accounts of $6,041	4,762,613
Fixed assets, net of accumulated depreciation and amortization of $61,839	1,635,838
Deposits with clearing organizations and others	2,885,611
Goodwill and other intangible assets, net of accumulated amortization of $1,040,513	4,650,404
Other assets	2,383,902
Total assets	$ 73,172,062
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Payables to customers	$ 14,809,467
Commissions payable	8,261,380
Payables to retirement plan	1,231,338
Accounts payable and accrued expenses	12,243,857
Notes payable	1,504,361
Deferred advisory revenue	130,285
Total liabilities	38,180,688
/Member's equity	
Member's equity	34,991,374
Total liabilities and member's equity	$ 73,172,062

The accompanying notes are an integral part of the consolidated statement of financial condition.

NOTE 1 ORGANIZATION AND DESCRIPTION OF BUSINESS

Lincoln Investment Planning, LLC and Subsidiaries (the Company) are in the business of providing financial services. Lincoln Investment Planning, LLC (Lincoln) is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) and various states' and territories' securities commissions and is also a member of the Financial Industry Regulatory Authority (FINRA) and the National Futures Association (NFA). Lincoln is also an investment adviser registered with the SEC and is subject to regulation by the U.S. Commodity Futures Trading Commission (CFTC). Lincoln was originally incorporated in November 1968 and was a wholly owned subsidiary of Lincoln Investment Group Holdings, Inc. (LIGHI) until July 31, 2015. Effective August 1, 2015, Lincoln became a single member Pennsylvania Limited Liability Company, with Lincoln Investment Capital Holdings, LLC (the Parent) as its sole member. LIGHI is a controlling member of the Parent. The Company specializes in the sale of mutual funds to its retail investors with a particular focus on its clients' retirement needs. The Company's investment advisory services include strategic and tactical asset allocation programs. Customers are geographically located throughout the U.S., with a primary concentration in the Eastern and Central regions. Lincoln self-clears and custodies approximately one-third of its client transactions on its proprietary *Retirement and Investor Solutions* platform. Lincoln's proprietary *Retirement and Investor Solutions* self-clearing platform accounts for approximately 27% of its clients' assets. Approximately 45% of clients' assets are held directly with product providers, while the remaining clients' assets are held on a fully disclosed basis with an unaffiliated broker-dealer. This unaffiliated broker-dealer performs clearing and custody services for these clients.

Lingren, LLC (Lingren) became a single member Pennsylvania Limited Liability Company as of August 1, 2015 with Lincoln as its sole member. Lingren had purchased the assets of a Washington State-based financial services firm specializing in 403(b) retirement plans and individual IRAs.

All securities business of Lingren is transacted through financial representatives registered with Lincoln.

Effective January 3, 2017, the Parent acquired Legend Group Holdings, LLC (LGH) from First Allied Holdings, Inc. At the time of the purchase, LGH owned all of the outstanding shares of Legend Equities Corporation (Legend Equities, a Delaware company and registered broker-dealer), Legend Advisory Corporation (Legend Advisory, a New York company and registered investment adviser), Advisory Services Corporation (Advisory Services, a Nevada company and third party administrator) and The Legend Group, Inc. (TLG, a Delaware company and single purpose entity lessee for real estate leases).

NOTE 1 ORGANIZATION AND DESCRIPTION OF BUSINESS *(continued)*

In addition, Legend Equities owned all of the outstanding shares of LEC Insurance Agency, Inc. (LEC Insurance, a Texas company and insurance agency). Further, effective as of January 3, 2017, Legend Equities merged into the Company and LEC Insurance became a wholly owned subsidiary of the Company. Effective January 3, 2017, Legend Advisory, Advisory Services, TLG and LEC Insurance became single member limited liability companies with their respective states.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The accompanying consolidated statement of financial condition has been prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than ninety days at the time of purchase. The Company did not have any cash equivalents as of December 31, 2017.

Principles of Consolidation

The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions are eliminated in consolidation.

Income Taxes

As described in Note 1, effective August 1, 2015, the Company became a single member limited liability company. As a limited liability company, the Company is not subject to Federal or state income taxes. As such, it is not a tax-paying entity for Federal and state income tax purposes, and accordingly, the Company's consolidated statement of financial condition does not reflect any assets or liabilities for Federal or state income taxes. The Parent reports the taxable income or loss in its tax returns.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Income Taxes *(continued)*

U.S. GAAP requires the Company's management to evaluate uncertain tax positions taken by the Company. Accordingly, a tax benefit is recognized when it is more-likely-than-not to be sustained upon examination, based solely on its technical merits. The recognized benefit is measured as the largest amount of benefit, which is more-likely-than-not to be realized on ultimate settlement, based on a cumulative probability basis.

De-recognition of a previously recognized tax position occurs following the determination that the tax position no longer meets the more-likely-than-not threshold of being sustained. The Company does not have any tax positions for which a liability has been established or is otherwise unrecognized. The Company is subject to routine examination by taxing jurisdictions. The Company believes it is no longer subject to income tax examinations prior to 2013.

Fixed Assets

Fixed assets include furniture and fixtures, computer and office equipment, and internally developed software and are depreciated or amortized using the straight-line method over the estimated useful life of the assets. The Company assesses the recoverability of fixed assets whenever events or changes in circumstances indicate that it may not be able to recover the assets' carrying amount. The capitalization of costs of internally developed software begins when technological feasibility is established. The internally developed software was placed in service as of December 1, 2017. The estimated useful life of fixed assets ranges from three to five years.

Fixed assets as of December 31, 2017 consisted of the following:

Computer and office equipment	$ 10,000
Furniture and fixtures	13,344
Internally developed software	1,674,433
	1,697,677
Less: Accumulated depreciation and amortization	(61,839)
Fixed assets, net	$ 1,635,838

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Provision for Doubtful Accounts

The Company provides for a provision for doubtful accounts for advances to and notes receivable from financial representatives and others based on experience and specifically identified risks. Advances to financial representatives and notes receivable to financial representatives and others are considered delinquent when management determines recovery is unlikely and the Company ceases collection efforts. Allowance for doubtful accounts comprised of the following:

Doubtful accounts, beginning balance	$	88,668
Write-offs		(4,627)
Change in provision		(76,849)
Doubtful accounts, ending balance	$	7,192

Goodwill and Other Intangible Assets

Goodwill and sales representative relationships are accounted for in accordance with the requirements of ASC 350, *Intangibles–Goodwill and Other*. Goodwill and sales representative relationships are tested for impairment on an annual basis and between annual tests if an event occurs or circumstances change, which would more-likely-than-not reduce its fair value below the carrying value.

The Company performed an annual impairment evaluation as of December 31, 2017 and noted there was no impairment to any of its goodwill or sales representative relationships.

Customer lists are amortized over five- to eight-year periods. Covenants not to compete are amortized over the related contract term. Management routinely assesses if an event occurs or circumstances change indicating that the carrying value of its customer lists and covenants not to compete become non-recoverable. No such events or circumstances took place during the year.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Notes Receivable from Financial Representatives and Others

The Company's notes receivable balance primarily consists of notes receivable from financial representatives. These interest-bearing note agreements are given to financial representatives to assist them in growing their business. The repayment term of the note ranges from six months to 10 years.

Based on the nature of these notes receivable, the Company does not analyze this asset on a portfolio segment or class basis. Concerns regarding recoverability generally arise in the event that a financial representative's securities registration is terminated by the Company. The Company maintains a provision for doubtful accounts and changes in the provision are recorded in the general and administrative expenses on the consolidated statement of income. The Company determines the amount of the provision based on specific identification of material amounts at risk by financial representatives and maintains a provision based on its historical collection experience. The credit quality of the notes receivable and the adequacy of this provision is assessed on a monthly basis by evaluating all known factors, such as historical collection experience, the economic and competitive environment and changes in the creditworthiness and licensing registration status of the financial representatives. Although management believes its provision is adequate, it cannot anticipate with any certainty the changes in the financial condition of its financial representatives. As a result, the Company records adjustments to the provision for doubtful accounts in the period in which the new information that requires an adjustment to the provision becomes known.

The accrual of interest is discontinued for all notes classified as doubtful and non-performing. A note returns to accrual status when it is classified as performing. The note, at that time, recaptures the interest not accrued during the non-accrual period. Payments received for notes on non-accrual status are applied first to outstanding interest due on the notes and then to outstanding principal.

A note is considered impaired under applicable accounting guidance if it is classified as doubtful; that is, when based on current information, it is probable that the Company will be unable to collect the scheduled amounts due according to the contractual terms of the note agreement. At December 31, 2017, there was one note that was categorized as non-performing.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, *Leases* (ASU 2016-02). ASU 2016-02 changes the accounting for leases, primarily by lessees in operating leases, by requiring (a) the recognition of (i) a lease asset (right of use) and a lease liability, initially measured at the present value of the lease payments, in the statement of financial position and (ii) a single lease cost, calculated so that the cost of the lease is allocated over the lease term, generally on a straight-line basis, and (b) the classification of all lease payments within the operating activities in the statement of cash flows. This new guidance is effective for the annual periods ending after December 15, 2019. The Company is currently evaluating the requirements of ASU 2016-02 and its impact on the presentation of its consolidated statement of financial condition.

ASU 2016-13 - In June 2016, the FASB issued ASU 2016-13, *Measurement of Credit Losses on Financial Instruments*. The main objective of ASU 2016-13 is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by an entity at each reporting date. To achieve this objective, the amendments in this update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to develop credit loss estimates. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019, with early adoption permitted. Therefore, ASU 2016-13 will be effective for the Company's fiscal year beginning on January 1, 2020, using a modified retrospective approach. The Company is currently assessing the impact this ASU will have on its consolidated statement of financial condition.

Significant Non-Cash Investing and Financing Activities

The Company engaged in the following significant non-cash investing and financing activities during the year as a result of the Legend Equities merger:

Net assets acquired, representing non-cash investing activity	$	(2,453,943)
Capital contributions, representing non-cash financing activity	$	2,453,943

The composition of net assets acquired and capital contributions is described in Note 6.

NOTE 3 CASH SEGREGATED UNDER FEDERAL REGULATIONS

Cash of $24,158,024 is segregated for the exclusive benefit of customers pursuant to Rule 15c3-3 of the SEC.

NOTE 4 RETIREMENT PLAN

The Company has a defined contribution profit-sharing and Section 401(k) salary deferral plan that covers employees who have attained the age of 18. Employees are eligible for the 401(k) salary deferral plan on the first day of employment and are able to enroll on a quarterly basis. Employees are eligible for the profit-sharing component after completing 1,000 hours of service. The employee must also be employed on the last day of the plan year to receive the profit-sharing component.

Under the plan, eligible participating employees may elect to contribute up to the lesser of 75% of their salaries, or $18,000, with an opportunity for participants 50 years of age or older during the plan year to contribute an additional $6,000. The Company contributes an amount equal to 50% to 100% of the participant's contribution up to 6% of compensation based on years of service. Participants are always fully vested in their contributions and Company contributions become fully vested to the participants after six years of continued employment.

NOTE 5 NOTES PAYABLE

Notes payable at December 31, 2017 consisted of the following:

	Principal	Unamortized Discount
Noninterest-bearing note payable, issued in connection with the deferred compensation plan	$ 79,596	$ (2,175)
Noninterest-bearing note payable, issued in connection with 2016 asset and book of business purchase	1,500,000	(73,060)
	1,579,596	(75,235)
Less: Current portion	(579,596)	50,473
Long-term portion	$ 1,000,000	$ (24,762)

NOTE 5 NOTES PAYABLE *(continued)*

The schedule maturity of the notes payable at December 31, 2017 is as follows:

Year	Amount
2018	$ 579,596
2019	500,000
2020	500,000
	$ 1,579,596

Asset Purchase Agreement

The non-interest bearing notes payable relates to the asset and book of business of a financial services firm in Virginia in 2016. The note payable had a face value of $2,000,000. The note is discounted based on an imputed interest rate of 5.09% and will be paid off in January 2020.

Deferred Compensation Plan for Retired Participants

The Company's notes payable balance also includes a non-interest bearing note payable related to its liability under a discontinued deferred compensation plan for retired participants. The note is discounted based on an imputed interest rate of 6% and will be paid off in October 2018.

NOTE 6 MERGER AGREEMENT

As described in Note 1, effective January 3, 2017, the Parent acquired LGH. Management of the Parent determined the fair values of the purchase price at the acquisition date, as well as the fair values of all the assets acquired and liabilities assumed. The Parent elected to push down the fair values of the assets and liabilities to the acquired entities, including Legend Equities. The excess of purchase price over the fair value of the identifiable assets acquired and liabilities assumed was recorded as goodwill, of which Legend Equities' allocation was approximately $86,490. Additionally, on January 3, 2017, in conjunction with the merger of Legend Equities into the Company, the Company recorded a capital contribution from the Parent in the amount equal to the fair value of the net assets of Legend Equities. The results of Legend Equities' operations have been included in the consolidated statement of financial condition as of the acquisition date.

NOTE 6 MERGER AGREEMENT *(continued)*

The following table summarizes the fair values of the assets and liabilities that were merged into the Company on January 3, 2017:

Cash and cash equivalents	$ 5,564,309
Commissions receivable	1,435,696
Intangible assets	86,490
Other assets	1,162,111
Total assets	8,248,606
Accounts payable and accrued liabilities	4,494,893
Commissions payable	1,298,048
Payable to customers	1,722
Total liabilities	5,794,663
Parent's capital contribution	$ 2,453,943

NOTE 7 GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets are comprised of the following:

Goodwill	$ 1,038,289
Sales representative relationships	1,203,188
Customer lists	3,349,440
Covenant not to compete	100,000
Total	5,690,917
Less: Accumulated amortization	(1,040,513)
Net	$ 4,650,404

The following table is a breakdown by asset category of the weighted-average amortization period and life-to-date accumulated amortization for all amortized intangible assets:

Asset Category	Weighted-Average Amortization (Years)	Accumulated Amortization
Customer lists	7.41	$ 1,003,846
Covenant not to compete	5.00	36,667
All amortizable intangible assets	7.34	$ 1,040,513

NOTE 7 GOODWILL AND OTHER INTANGIBLE ASSETS *(continued)*

Goodwill is related to asset purchases of financial services firms located in Massachusetts in 2000, Washington State in 2009 and Virginia in 2016. Also, included is the Goodwill asset related to the Legend Equities merger in the amount of $86,487, as described in Note 6. Goodwill is not amortized.

The sales representative relationship asset is related to the Washington State acquisition and is not amortized.

The customer lists asset is related to asset purchase of a financial services firm based in Virginia in 2016. In addition, the customer lists are related to purchases of a portion of financial representatives' books of business based in Virginia in 2013 and Pennsylvania in 2017. Customer lists are being amortized over five to eight years.

Non-amortized intangible assets are subject to periodic review for impairment, and are written down as applicable. The covenant not to compete is related to the asset purchase in Virginia in 2016 and is being amortized over five years.

NOTE 8 COMMISSIONS AND OTHER FEES RECEIVABLE

Commissions and other fees receivable arise from selling mutual fund shares, other securities, insurance products, and providing services to investors. Overall, the Company believes the concentration of credit risk is limited due to the number of funds in which their customers invest.

NOTE 9 RECEIVABLE FROM AND PAYABLES TO CUSTOMERS

Securities owned by customers are held as collateral for receivables from customers. The value of such securities equals or exceeds the amount of the receivables. Such collateral is not reflected in the consolidated statement of financial condition.

Payables to customers include amounts due on cash transactions.

NOTE 10 COMMITMENTS AND CONTINGENCIES

The Company conducts its operations in leased facilities under operating leases that expire at various dates. The Company's headquarters are in Fort Washington, Pennsylvania, but its sales offices are maintained in several other locations.

The Company is party to a number of claims, lawsuits, and arbitrations arising in the course of its normal business activities. It is not possible to forecast the outcome of such lawsuits/arbitrations. However, because of existing insurance, management believes that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

On March 29, 2017, the Company self-reported to our designated examining authority that it had reason to believe that certain clients that were eligible for a mutual fund sales charge waiver either paid a sales charge when purchasing Class A shares or purchased other share classes that unnecessarily subjected those clients to higher ongoing fees and expenses. The Company initiated research into the sales charge waiver policies of over 50 mutual fund families. The Company completed this research and is reviewing mutual fund transactions going back to January 1, 2011 to determine if there were transactions that were eligible for a sales charge waiver that did not receive the waiver. Once this historical trade review is complete, the Company will administer client refunds. Based on this assessment, the Company recorded an accrued liability of $1,167,000 and an offsetting accrued receivable for chargebacks to financial representatives and product providers in the amount of $646,924 as of December 31, 2017.

Research has not been completed on the other share classes for which clients may be eligible for refunds and the Company does not have a reasonable estimate of the expense at this time, therefore a liability was not accrued for those share classes.

As with many financial services companies, from time to time, the Company receives informal and formal requests for information from various state and Federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and sales practices of the financial services industry. In each case, the Company believes full cooperation has been given and is being provided. Management believes that there are no regulatory issues pending that would have a materially adverse effect on the Company's operations or financial position.

NOTE 11 AGREEMENTS WITH CARRYING BROKER

Lincoln has entered into an agreement with a broker (the Carrying Broker) to execute certain securities transactions on behalf of its customers. Lincoln discloses these arrangements to its customers. Lincoln is subject to off-balance-sheet risk in that it may be responsible for losses incurred by the Carrying Broker that result from a customer's failure to complete securities transactions as provided for in the agreements.

NOTE 12 RELATED-PARTY TRANSACTIONS

The Company leased space in Wyncote, PA under an operating lease agreement with 218 Glenside Partnership, Ltd. (Partnership). Certain stockholders of LIGHI own the Partnership.

The Company leases computer equipment, other equipment, and furniture and fixtures for its headquarters and other offices from ForLease LIP, LLC, which is owned by the Parent.

Financial representatives of the Company also sell products and services for various affiliates of the Company.

During 2017, the Parent paid cash to purchase a receivable from the Company in the amount of $462,795.

Capital Analysts, LLC (CA) is a wholly owned subsidiary of the Parent and is registered as an investment adviser with the SEC. The Company has a receivable of $549,478 from CA for the allocated expenses to CA, which is included in receivable from affiliates in the accompanying consolidated statement of financial condition as of December 31, 2017.

Legend Advisory is a wholly owned subsidiary of LGH and is registered as an investment adviser with the SEC. The Company has a receivable of $369,281 from Legend Advisory for the allocated expenses to Legend Advisory, which is included in receivable from affiliates in the accompanying consolidated statement of financial condition as of December 31, 2017.

Advisory Services is a wholly owned subsidiary of LGH and is a third party administrator. The Company has a receivable of $4,141 from Advisory Services for the allocated expenses to Advisory Services, which is included in receivable from affiliates in the accompanying consolidated statement of financial condition as of December 31, 2017.

NOTE 13 NET CAPITAL REQUIREMENTS

Lincoln is subject to Rule 15c3-1, which requires the maintenance of minimum net capital. A broker-dealer that fails to comply with Rule 15c3-1 may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as FINRA, including censures, fines, suspensions, or expulsion.

Lincoln has elected to use the alternative method permitted by Rule 15c3-1, which requires Lincoln maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions. Lincoln is also subject to the net capital requirements of CFTC Regulation 1.17 and requirements of the NFA, and is required to maintain minimum net capital of the greater of $45,000 or its Rule 15c3-l net capital requirement. At December 31, 2017, Lincoln had net capital of $13,040,584, which was 3,386% of aggregate debit balances and $12,790,584 in excess of the minimum net capital requirement.

Distribution payments and other equity withdrawals from Lincoln are subject to certain notification and other provisions of Rule 15c3-1 and other regulatory bodies. Under the alternative method, Lincoln may not pay cash distributions, or make any unsecured advances or loans to its member or employees if such payment would result in net capital of less than 5% of aggregate debit balances, or less than 120% of its minimum dollar net capital requirement.

NOTE 14 LETTER OF INTENT

In December 2017, the Company signed a letter of intent to acquire the assets of a financial services firm in California which is currently affiliated with the Company. The transaction is expected to close in the first or second quarter of 2018.